FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2013

Commission File Number: 001-12102

YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)

Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

YPF Sociedád Anonima

TABLE OF CONTENTS

ITEM

1 Translation of letter to the Buenos Aires Stock Exchange dated November 7, 2013

TRANSLATION

Autonomous City of Buenos Aires, November 7, 2013

To the
Bolsa de Comercio de Buenos Aires
(Buenos Aires Stock Exchange)

Ref: Investment agreement in the Rincón de Mangrullo area.

Dear Sirs:

The purpose of this letter is to comply with the requirements of Article 23 of Chapter VII of the Buenos Aires Stock Exchange Rules.

In that connection, please be advised that YPF S.A. (“YPF”) and Petrolera Pampa S.A. (“Petrolera Pampa”) have signed, on November 6, 2013, an investment agreement whereby Petrolera Pampa agrees to invest US$151.5 million in exchange for a 50% participation in the hydrocarbon production of the Rincón del Mangrullo area in the province of Neuquén corresponding to the Mulichinco Formation (the “Area”), of which YPF will be the operator.

During a first stage (which is expected to be completed within a term of 12 months), Petrolera Pampa has agreed to invest US$81.5 million for the drilling of 17 wells and the acquisition and analysis of approximately 40 km2 of 3D seismic data.  Additionally, YPF will make an equivalent investment for the drilling of 17 additional wells, from which it will have the right to obtain 100% of the hydrocarbons produced.

Once the initial stage of investment is concluded, Petrolera Pampa may elect to continue with a second stage of investment (which is expected to be completed within a term of 12 months) in which case it agrees to invest US$70 million for the drilling of 15 wells.

Once the two stages are complete, the Parties will have the opportunity to proceed with the investments necessary for the future development of the Area in accordance with their respective percentages of participation (50% each).

Yours faithfully,

Gabriel E. Abalos
Market Relations Officer
YPF S.A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima
Date: November 7, 2013	By:	/s/ Gabriel E. Abalos
	Name: Title:	Gabriel E. Abalos Market Relations Officer